VIA EDGAR

December 5, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Asen Parachkevov, Attorney Advisor

Re:	Forefront Income Trust (the “Registrant”)

File Numbers 811-22956 & 333-195106

Dear Mr. Parachkevov:

Pursuant to Rule 461 under the Securities Act of 1933, Forefront Income Trust (the “Registrant”) hereby requests acceleration of effectiveness of the above-referenced Registration Statement so that it will become effective at 4:30 p.m. on Monday, December 8, 2014, or as soon thereafter as practicable. The Registrant hereby authorizes Richard Baumann of Ellenoff Grossman & Schole LLP to modify or withdraw this request for acceleration, including orally.

Please note that the Registrant acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the Commission staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant of its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert comments of the Commission or the Staff or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Bradley Reifler
Bradley Reifler
President and Chief Executive Officer

Cc:	Richard Baumann,

Ellenoff Grossman & Schole LLP